Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

March 30, 2021

Buenos Aires

To Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that, as of the date hereof, Pedro A. Richards and Daniel A. Llambías have each provided notification of their resignations as Regular Directors of Grupo Financiero Galicia S.A. (the “Company”). The resignations of Pedro A. Richards and Daniel A. Llambías will be effective as of the day of the next shareholders’ meeting of the Company, to be held on April 27, 2021. Each of Pedro A. Richards and Daniel A. Llambías have indicated that their decision to resign was based on purely personal matters.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com